1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

August 23, 2018

VIA EDGAR

Ms. Lauren Hamilton

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Eagle Growth and Income Opportunities Fund (the “Fund”)

File Number 811-22839

Dear Ms. Hamilton:

On behalf of the above-referenced Fund, the following are the responses to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on the Fund’s Form N-CSR filing, as filed by the Fund on March 1, 2018, for the fiscal year ended December 31, 2017.  For your convenience, a summary of the Staff’s comments is set forth below, and each comment is followed by the Fund’s response.

1.                                      Comment:                                     The Fund is identified as a non-diversified fund in its disclosure, but it appears that the Fund is currently operating as a diversified fund.  If the Fund has been operating consistently as a diversified fund for three years or more, please confirm that the Fund will obtain shareholder approval prior to resuming operation as a non-diversified fund.

Response:                                        The Fund confirms that it has been operating consistently as a diversified fund for more than three years and confirms that it will obtain shareholder approval prior to resuming operation as a non-diversified fund.  The Fund will also update the disclosure accordingly in future filings on Form N-CSR.

2.                                      Comment:                                     For variable rate instruments identified in the Schedule of Investments, as required by 12-12.4, please indicate a description of the reference rate and spread and: (1) the end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the Schedule of Investments in a note to the Schedule.

Response:                                        The Fund will incorporate this comment in future filings on Form N-CSR, as applicable.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Best regards,

/s/ William J. Bielefeld

William J. Bielefeld